EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2006	2005	2004	2003	2002
Debt	$455,136,424	$400,914,950	$339,394,909	$287,454,057	$250,767,241
Equity	169,628,002	166,353,839	170,461,385	162,116,322	161,864,679
Debt to equity	2.68	2.41	1.99	1.77	1.55